Filed by Westport Resources Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934

Subject Company: Belco Oil & Gas Corp.
Commission File No.: 001-14256

Investor Notices

This presentation includes “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning Westport’s and the combined company’s merger and strategic plans, expectations and objectives for future operations. All statements included in this presentation that address activities, events or developments that Westport expects, believes or anticipates will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, reserve estimates, production, cash flow and EBITDAX estimates, future financial performance and other matters. These statements are based on certain assumptions made my Westport based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Westport and Belco Oil & Gas Corp. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

      Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. Westport and Belco will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Westport and Belco with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents relating to Westport may also be obtained for free from Westport by directing such request to: Westport Resources Corporation, 410 Seventeenth Street, Suite 2300, Denver, CO 80202-4436, Attention: Investor Relations; telephone: (303) 573-5404; e-mail: lmccain@westportog.com.

      Westport, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Westport’s shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

The following slide presentation was made by Westport Resources Corporation.

Westport Resources Corporation

Bank of America Securities

Energy Conference 2001

June 20, 2001

Forward-Looking Statements

This material includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements other that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including the cautionary statements contained in this material and risks and uncertainties inherent in the Company's business set forth in the filings of the Company with the Securities and Exchange Commission. These risks include, among others, oil and gas price volatility, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of proved reserves and in projections of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Company does not undertake any obligation to update any forward-looking statements contained in this material.

Westport Resources Corporation
Traded NYSE under "WRC"

- IPO 4th Quarter 2000 - 10.18 million shares @ $15.00 - (7.535 million Primary and 2.650 million Secondary)
- Total Shares Outstanding - 38.4 million
- Market Capitalization - >$900 million
- Clean Balance Sheet – no debt
- 454 Bcfe Proved Reserves at 1/1/01
  - 54% gas
  - 7.0 yr Reserve Life (based on 1Q01 Production)
  - 179 Mmcfe/d 1Q01 average rate

Recent Gulf of Mexico Discoveries and Extensions

Discovery	Production On-line	Gross Production (Mmcfe/d)	Working Interest	Location
West Cameron 613/614	4th Qtr-00	40	50%	Shelf
High Island A-530	4th Qtr-00	10	25%	Shelf
W. Cameron 180, 3 FA wells	1st Qtr-01	15	100%	Shelf
Vermilion 114-2	1st Qtr-01	8	50%	Shelf
Eugene Island 292	1st Qtr-01	8	15%	Shelf
West Cameron 370	2nd Qtr-01	30	60%	Shelf
Eugene Island 45	2nd Qtr-01	5	60%	Shelf
East Cameron 104	2nd Qtr-01	12	60%	Shelf
Matagorda Island 605	2nd Qtr-01	10	10%	Shelf
W. Cameron 180, 3 GA wells	3rd Qtr-01	10	100%	Shelf
Eugene Island 45-3	3rd Qtr-01	3	60%	Shelf
Grand Isle 103	4th Qtr-01	8	21%	Shelf
Vermilion 408	1st Qtr-02	30	25%	Shelf
E. Cameron 369, 2 wells	2nd Qtr-02	30	60%	Shelf

Proposed Merger with Belco Oil and Gas Corp.

- 726 Bcfe of proved reserves, R/P of 11.2
- Stock-for-stock transaction
- 10-fold replacement of forecasted Westport 2001 production
- Increases production to 346 Mmcfe/d
- Strengthens Rockies production and adds significant exploration potential in Wyoming gas basins
- Leverages existing WRC Permian/Mid-Continent and Gulf Coast activities
- 68% of value is operated
- Sizeable upside with > 500 Bcfe probable and possible reserves
- Identified exploration prospects with > 500 Bcfe of reserve potential

Complementary Operating Areas

Reserves at December 31, 2000



Westport - 454 Bcfe Proved

Rocky Mountain - 191 Bcfe
Permian/Mid Continent - 59 Bcfe
Gulf Coast - 36 Bcfe
Gulf of Mexico - 168 Bcfe

Pro Forma - 1.180 Tcfe Proved

Rocky Mountain - 339 Bcfe
Permian/Mid Continent - 442 Bcfe
Gulf Coast – 231 Bcfe
Gulf of Mexico - 168 Bcfe

Belco - 726 Bcfe Proved

Rocky Mountain - 148 Bcfe
Permian/Mid Continent - 383 Bcfe
Gulf Coast - 195 Bcfe

Core Areas

Belco

Westport

Pro Forma Reserves and Production Profile by Region

December 31, 2000 Reserves

1.2 Tcfe


GOM
14%
Rocky
Mtn
29%
Gulf
Coast
20%
Perm/
Mid Con
37%

53% Gas / 69% Operated

1Q01 Production

346 Mmcfe/d


GOM
26%
Rocky
Mtn
28%
Gulf
Coast
22%
Perm/
Mid
Con
24%

63% Gas / Balance by Region

Business Strategy

- <u>Balanced Approach</u>
  - Acquisitions (focus in core producing areas, extend reserve life) } 65-75%
  - Exploitation (consistent, low risk growth) }
  - Exploration - Gulf of Mexico and Rockies gas focus 25-35%
- <u>Financial Flexibility</u>
  - No debt - $200 million borrowing base
- <u>Operating Goals - 2001</u>
  - Increase production by 25%
  - Maintain high quality prospect inventory
  - Continue disciplined evaluation of acquisition/merger candidates

Significant Reserve Growth


Proved Reserves (Bcfe
Natural Gas
Oil
Belco
Equitable
Total Minatome
Axem
Conoco
0
200
400
600
800
1000
1200
1995
1996
1997
1998
1999
2000
2000PF

2001 Capital Budget Allocation
(Excluding Acquisitions)

Westport



Offshore Development 42%
Seismic 3%
Land 8%
Onshore Development 25%
Exploration Drilling 22%
Development 67%
Exploration 33%

Budget - $170 million

Combined Company



Offshore Development 27%
Seismic 3%
Land 8%
Onshore Development 42%
Exploration Drilling 20%
Development 69%
Exploration 31%

Budget - $260 million

Belco Oil and Gas Corp. Transaction Overview

Summary of Transaction Terms

- Merger with Westport shareholders owning 74%/Belco 26%
- Proved reserves added at a price of $1.17 per Mcfe, excluding $74 million allocated to undeveloped acreage, seismic and miscellaneous assets
- Creates a new "top 20" independent
  - Proved reserves of 1.2 Tcfe as of December 31, 2000
  - Average daily 2001 production of over 360 Mmcfe per day
  - 2001E EBITDAX of $350 - $375 million
  - Enterprise value of $1.7 - $2.0 billion

Merger Results – Key Parameters

- Proved reserves expanded by 160%
- PV10 increases by 144%
- R/P ratio extended from 7 to 9 years
- Increases NAV per share by approximately 10%
- Grows 2001
  - Production by 90%
  - EBITDAX by 48%
  - Cash Flow per share (hedged) by -2%
  - Cash Flow per share (unhedged) by 27%
- Maintains strong balance sheet with Net Debt/Cap of 26% and Net Debt/2001 Pro Forma EBITDAX of 1.1

*Price assumptions 2001 NYMEX Oil $24.50, Henry Hub Gas $4.90

Strategic Rationale

- **Increases exploration potential by 500 Bcfe**
  - Rocky Mountain Gas Basins - 1.3 million acres gross, 450 thousand net
  - Texas Gulf Coast – underdeveloped 230 thousand net
  - North Dakota Horizontal – 70 thousand net acres
- **Strengthens core areas with critical mass and scale**
  - Enhances presence in gas prone basins of the Rockies
  - Leverages positions in the Permian, Mid-Continent and Gulf Coast regions
- **Improves cost structure**
  - Decreases LOE / mcfe by 6%
  - Decreases G&A / mcfe by 10%
- **Improves share liquidity**
  - Expands public float by 4.4 million shares

Enhances Rockies Gas Position



Mellott Ranch
Big Horn
Gooseberry
Bonepile
Wind River
WYOMING
Moxa Arch
Green River

Westport Principal Oil Fields
Westport Principal Gas Fields
Belco Principal Properties

Belco transaction adds Sizeable acreage in 3 Wyoming gas basins

BASIN	GROSS ACRES (000's)	NET ACRES (000's)
GREEN RIVER BASIN	564	160
WIND RIVER BASIN	275	103
BIG HORN BASIN	384	163
POWDER RIVER BASIN CBM	70	28
TOTAL	1,293	454

Rocky Mountains

	Westport	Belco	Combined
1Q 01 Avg Daily Production (Mmcfe/d)	61.6	35.0	96.6
Reserves (Bcfe) at 12/31/00	191	148	339
Net Undeveloped Acres at 12/31/00	45,040	446,538	491,578
2001 Capex Budget (MM$)			
Exploration	$5.0	$6.1	$11.1
Development	25.2	26.1	51.3
Land and Seismic	2.5	2.0	4.5
Total	$32.7	$34.2	$66.9
Drilling Opportunities			
Exploitation	154	214	368
Upside	457	204	661
Total	611	418	1,029

South Fryburg Area
Williston Basin, ND



- Belco actively developing large acreage block contiguous with Westport's
- Working interest ranging from 20 to 100%
- Drilled 11 wells with average IP of 210 bopd, plan to drill 15 wells in 2001
- Analogous Opal Prospect of 9000 acres
  - To be drilled in 2001.
  - 50% Working Interest

Powder River Coalbed Methane


ROSEBUD
POWDER RIVER
BIG HORN
CARTER
MT
WY
WYODAK EQ.
WYODAK COAL
Approx. Edge of Coal
SHERIDAN
CAMPBELL
CROOK
Kitty
Gillette
Coal Mines
Bone Pile
Powder River Basin
BIG GEORGE COAL
JOHNSON
WESTON
Black Butte
Culp/Table Mtn.
Mud Spr. Crk.
Wright
NATRONA
CONVERSE

- **Unbooked Risked Reserve Potential - 140 Bcf**
- **Ownership – 28,070 net undeveloped acres**
- **Opportunity -**
  - **Multiple coals**
  - **Low cost - low risk**
  - **> 400 drilling locations on Westport acreage**
- **Current Operations -**
  - **Production approx. 20 Mmcf/d**
  - **85-100 wells planned in 2001**

Moxa Arch Development



- Long-life gas with significant development
- Adds operated gas exploitation
- Operate 170 wells
- 80 PUD locations
- 90 additional downspacing opportunities
- 6-year, two rig program
- Opportunity to accelerate activity

Expands Permian Operations


Westport Principal Properties
Belco Principal Properties
OKLAHOMA
Boyd Mallet
Fullerton
Dallas
Howard Glasscock
Shafter/
Andrews
TEXAS
Ward-Estes

- Leverages existing position into core area
- Complementary strategy to acquire and exploit large OOIP fields

Andrews Unit
- 90 Million Bbl field
- Positive waterflood response
- Accelerate flood expansion in 2001

Shafter Lake
- 165 Million Bbl field
- 120 well Infill drilling program
- Waterflood enhancement
- Ability to accelerate capital program

Boyd Mallet
- 50 Million Bbl field
- Expansion of successful waterflood
- Offset operators installing CO2

Grows Mid Continent Operations


KANSAS
Oakdale
NE Nash
Calumet
East Harmon
OKLAHOMA
Westport Principal Oil Fields
Westport Principal Gas Fields
Belco Principal Properties

Oakdale Red Fork Unit
- 45 Million Bbl field
- Successful waterflood
- Accelerate expansion of flood

Calumet Cottage Grove
- 190 Million Bbl field
- Successful waterflood
- Infill drilling to capture banked oil

Permian / Mid-Continent

	Westport	Belco	Combined
1Q 01 Avg Daily Production (Mmcfe/d)	13.5	68.4	81.9
Reserves (Bcfe) at 12/31/00	59	383	442
Net Undeveloped Acres at 12/31/00	10,355	22,428	32,783
2001 Capex Budget (MM$)			
Exploration	$0.0	$2.2	$2.2
Development	9.5	15.8	25.3
Land and Seismic	0.0	1.8	1.8
Total	$9.5	$19.8	$29.3
Drilling Opportunities			
Exploitation	97	213	310
Upside	15	50	65
Total	112	263	375

Gulf Coast Operations


TEXAS
Elm Grove
North Louisiana
Field Complex
Dallas
Oak Hill
LOUISIANA
Austin Chalk/
Georgetown
Westport Principal Properties
Belco Principal Properties

Leverages existing position into core area with multiple opportunities for growth

Georgetown Development/ Exploration

- Horizontal drilling – 100 locations
- High rate - significant reserves per well
- Expanding to 4 rig program

Elm Grove

- 8,600 acres
- Downspacing of Cotton Valley/ Hosston
- 3-year drilling program at 30 wells/year
- 4 rigs currently drilling

Gulf Coast

	Westport	Belco	Combined
1Q 01 Avg Daily Production (Mmcfe/d)	12.1	63.4	75.5
Reserves (Bcfe) at 12/31/00	36	195	231
Net Undeveloped Acres at 12/31/00	509	234,477	234,986
2001 Capex Budget (MM$)			
Exploration	$0.0	$7.1	$7.1
Development	7.8	25.7	33.5
Land and Seismic	0.0	3.2	3.2
Total	$7.8	$36.0	$43.8
Drilling Opportunities			
Exploitation	145	260	405
Upside	50	120	170
Total	195	380	575

Austin Chalk/Georgetown Development


Brazos
Grimes
SOUTH
NAVASOTA AM
Austin

- Horizontal drilling
- High rate completions
- Significant reserves per well
- Over 100 potential locations
- Expanding to 4 rig program

Gulf of Mexico

	Westport	Belco	Combined
1Q 01 Avg Daily Production (Mmcfe/d)	91.5	-	91.5
Reserves (Bcfe) at 12/31/00	168	-	168
Net Undeveloped Acres at 12/31/00	204,991	-	204,991
2001 Capex Budget (MM$)			
Exploration	$32.0	-	$32.0
Development	71.0	-	71.0
Land and Seismic	17.0	-	17.0
Total	$120.0	-	$120.0
Drilling Opportunities			
Exploitation	62	-	62
Upside	60	-	60
Total	122	-	122

Substantial Offshore Exploitation and Exploration Upside


WC 173 Platform and Rig used in 3 well FA drilling program in the West Cameron 180/198 Complex

- 67 developed blocks with 139 Bcfe Probable and Possible reserves
- $68 million investment in land and seismic
- March 2001 Lease Sale High bidder on 7 blocks for $5 million (all have been awarded)
- 74-block exploratory inventory with >2 Tcfe unrisked reserve potential
- 20 projects targeted for exploration next 12 to 18 months

Offshore Exploration Projects - Next 12 - 18 Months

	Prospect Location	Unrisked Gross Res (Bcfe)	Working Interest	Operations/Location
First Half	High Island A-348	19	67%	Operated/Shelf
	Mississippi Canyon 322	52	25%	Non-Op/Flex Trend
	West Delta 143	70	50%	Operated/Shelf
	High Island 197	37	25%	Non-Op/Shelf
	High Island 119	31	75%	Operated/Shelf
	West Cameron 198 A-5	50	53%	Operated/Shelf
Second Half	Green Canyon 141	54	50%	Operated/Flex Trend
	Mississippi Canyon 489	68	30%	Non-Op/Flex Trend
	Ship Shoal 86	47	40%	Non-Op/Shelf
	South Marsh Island 51	28	40%	Non-Op/Shelf
	South Timbalier 267	39	75%	Operated/Shelf
	High Island 84	33	30%	Operated/Shelf
	Ship Shoal 73	34	50%	Operated/Shelf
	South Timbalier 316	60	50%	Operated/Shelf
	Matagorda Island 528	47	50%	Operated/Shelf
	Atwater 7	500	35%	Operated/Deep
	Mississippi Canyon 976	600	17%	Non-Op/Deep
'02	West Cameron 181 (Deep)	250	45%	Operated/Shelf
	West Cameron 497	40	50%	Non-Op/Shelf
	Total	2,019		

Financial and Operational Highlights

Belco Nearly Doubles Production


(Mmcfe/d)
500
450
400
350
300
250
200
150
100
50
0
33
66
79
91
153
185 - 195
356 - 370
390 - 410
1996
1997
1998
1999
2000
2001E
2001 PF
2002PF

Source: 2002 CSFB Research Estimate

Significant Growth in EBITDAX and Cash Flow


EBITDAX
($ in millions)
400
350
300
250
200
150
100
50
0
$20
$44
$166
$243
$350-$375
$340-$375
1998
1999
2000
2001E
2001PF
2002PF


Cash Flow
($ in millions)
350
300
250
200
150
100
50
0
$12
$35
$155
$239
$305-$330
$300-$330
1998
1999
2000
2001E
2001PF
2002PF

Source: 2002 estimates from CSFB Research, 2001 Price Forecast - $24.50/Bbl and $4.90/Mmbtu; 2002 - $21.00/$3.70

Combined 2000 Year-end Reserves (Bcfe)



1,600
1,400
1,200
1,000
800
600
400
200
0
1,379
1,180
1,098
1,019
688
602
601
562
403
352
Average = 788 Bcfe
Forest
Westport PF
Pure
Cabot
Newfield
Tom Brown
Stone
Houston Ex
Comstock
St Mary

Efficient Operations - WRC


2000 Cash Margins per Mcfe
Average = $2.45
3.50
3.00
2.50
2.00
1.50
1.00
3.12
2.88
2.85
2.72
2.67
2.46
2.41
2.39
2.02
1.74
1.74
Stone
Comstock
Westport
Houston Ex
Newfield
Pure
St. Mary
Tom Brown
Forest
Belco
Cabot

Finding Cost Advantage – WRC


3-Year Finding Cost per Mcfe (1998-2000)
Average = $1.27
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.87
1.03
1.11
1.12
1.17
1.19
1.43
1.48
1.62
1.69
Tom Brown
Westport
Cabot
St. Mary
Comstock
Belco
Houston Ex
Newfield
Stone
Forest

Pure Resources excluded, as only 2000 Finding Cost data available

Strong Reserve Replacement - WRC


3-Year Reserve Replacement (1998-2000) - All Sources (%)
360
310
260
210
160
110
60
10
318
238
204
174
174
165
161
140
133
121
Average = 183%
Westport
Tom Brown
Houston Ex
St. Mary
Newfield
Belco
Stone
Cabot
Comstock
Forest

Pure Resources excluded, as only 2000 Reserve Replacement data available

Pro Forma Summary Financial Information

(Millions of dollars, except production and per share data)

	Pro Forma 1Q 01	per mcfe	2001 Outlook
Production (Bcfe)	31		130 - 135
EBITDAX	$101	$3.25	$350 - $375
Costs			
Lease Operating	$20	$0.63	$0.60 - $0.65
Production Taxes	9	$0.30	4.8% - 5.2% of Rev
G & A	5	$0.17	$0.15 - $0.20
Interest	7	$0.23	$0.22 - $0.27
D D & A	35	$1.12	$1.40 - $1.50
Taxes			
Income Tax Rate	35.8%		36.5% - 37%
% Deferred	94.0%		94% - 95%

2002 Outlook – CSFB Research

2002 Production (Mmcfe/d)	390 - 410
% Gas	63% -65%
Realizations (% of NYMEX)	
Gas	93% - 95%
Oil	88% - 90%
Expenses (per Mcfe)	
Lease Operating Expense	$0.62 - $0.68
G & A Expense	$0.17 - $0.21
Interest Expense	$0.19 - $0.25
DD & A Expense	$1.30 - $1.50
Taxes	
Prod Taxes (% of Revenue)	4.8% - 5.2%
Federal Tax Rate	35.5% - 37.5%
% Deferred	94% - 95%

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